Exhibit 99.1

AMENDING AGREEMENT NO. 2

THIS AMENDING AGREEMENT NO. 2 (this “Amending Agreement”) is made as of June 11, 2025 between the parties to the Credit Agreement (as hereinafter defined).

WHEREAS:

A.             Reference is made to the second amended and restated credit agreement dated as of December 8, 2022 among, inter alios, Stantec Inc., as borrower (the “Borrower”), the lenders from time to time party thereto, as lenders (the “Lenders”), Canadian Imperial Bank of Commerce, as administrative agent (in such capacity, the “Administrative Agent”), sole lead arranger and sole bookrunner, Canadian Imperial Bank of Commerce, Bank of America, N.A., Canada Branch and Royal Bank of Canada, as Issuing Banks, as amended by amending agreement no. 1 dated as of June 27, 2024 (collectively, the “Credit Agreement”).

B.              The Borrower, the Administrative Agent and the Lenders wish to amend the Credit Agreement on the terms and conditions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained in this Amending Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1           One Agreement. This Amending Agreement amends the Credit Agreement. This Amending Agreement and the Credit Agreement shall be read, interpreted, construed and have effect as, and shall constitute, one agreement with the same effect as if the amendments made by this Amending Agreement had been contained in the Credit Agreement as of the date of this Amending Agreement.

1.2           Defined Terms. In this Amending Agreement, unless something in the subject matter or context is inconsistent:

(a)	terms defined in the description of the parties or in the recitals have the respective meanings given to them in the description or recitals, as applicable; and
(b)	all other capitalized terms have the respective meanings given to them in the Credit Agreement as amended by this Amending Agreement (as so amended, the “Amended Credit Agreement”).

1.3           Headings. The headings of the Articles and Sections of this Amending Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.4           References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Credit Agreement.

Article 2
AMENDMENTS

2.1           New Definitions. The following definitions are added to Section 1.1 in alphabetic order:

“Additional Margin Adjustment” has the meaning set out in Section 2.22(5).

“Alternative SPT Metric” has the meaning set out in Section 2.22(2).

“Adjusted SPT Metric” has the meaning set out in Section 2.22(3).

“Exposures” means Revolving Credit Exposures and Term Credit Exposures.

“Future SPT Metric” has the meaning set out in Section 2.22(7)

“Future Applicable Sustainability Margin Adjustment” has the meaning set out in Section 2.22(7).

2.2           Absolute GHG Emissions. The definition of “Absolute GHG Emissions” in Section 1.1 is deleted in its entirety and replaced with the following:

“Absolute GHG Emissions” means the sum of the absolute amount of (i) Scope 1 Emissions, (ii) Scope 2 Emissions, and (iii) Scope 3 Emissions of the Borrower during a Fiscal Year, following GHG Protocol and Science Based Targets initiative criteria expressed in mega-tonnes of CO2 equivalent as verified on a limited assurance basis by the SPT Metric Auditor; provided that Absolute GHG Emissions shall also include an Adjusted SPT Metric.

2.3           Adjusted Daily Compounded CORRA. The definition of “Adjusted Daily Compounded CORRA” in Section 1.1 is deleted in its entirety and replaced with the following:

“Adjusted Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment, provided that if Adjusted Daily Compounded CORRA so determined for any day shall be less than the Floor then Adjusted Daily Compounded CORRA shall be deemed to be the Floor.

2.4           Adjusted Term CORRA. The definition of “Adjusted Term CORRA” in Section 1.1 is deleted in its entirety and replaced with the following:

“Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that, if the Interest Period with respect to the applicable Term CORRA Loan is a Non-Standard Interest Period, then Adjusted Term CORRA shall be the CORRA Interpolated Rate, provided that if Adjusted Term CORRA so determined for any period shall be less than the Floor then Adjusted Term CORRA shall be deemed to be the Floor for such period.

2.5           Adjusted Term SOFR. The definition of “Adjusted Term SOFR” in Section 1.1 is deleted in its entirety and replaced with the following:

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to:(a) Term SOFR for such calculation; plus(b) the Term SOFR Adjustment; provided that, if the Interest Period with respect to the applicable SOFR Loan is a Non-Standard Interest Period, then Adjusted Term SOFR shall be the SOFR Interpolated Rate, provided that if Adjusted Term SOFR so determined for any period shall be less than the Floor then Adjusted Term SOFR shall be deemed to be the Floor for such period.

2.6           Applicable Sustainability Margin Adjustment. The definition of “Applicable Sustainability Margin Adjustment” in Section 1.1 is deleted in its entirety and replaced with the following:

“Applicable Sustainability Margin Adjustment” means, for any Fiscal Year (commencing with the Fiscal Year ending December 31, 2022), with reference to the reported values of the SPT Metric in the Sustainability Certificate delivered for the end of the most recently ended Fiscal Year, the sum of each “Adjustment to the Applicable Margin” for each SPT Metric set forth in the row opposite such SPT Metric, subject to Section 2.22:

SPT Metric	Year	Level	Target	Adjustment to the Applicable Margin
				Canadian Prime Loan, Base Rate Loan, CORRA Loan, SOFR Loan or Financial Letter of Credit	Non-Financial Letters of Credit	Standby Fee
Absolute GHG Emissions	2021	I	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]
		II	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]
	2022	I	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]
		II	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]
	2023	I	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]
		II	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]
	2024	I	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]
		II	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]
	2025	I	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]
		II	[Redacted –Target Amount]	[Redacted –Percentage]	[Redacted –Percentage]	[Redacted –Percentage]

2.7           Bloomberg Gender-Equality Index Score. The definition of “Bloomberg Gender-Equality Index Score” in Section 1.1 is deleted in its entirety.

2.8           CORRA Interpolated Rate. The definition of “CORRA Interpolated Rate” in Section 1.1 is deleted in its entirety and replaced with the following:

“CORRA Interpolated Rate” means, for any Term CORRA Loan for a Non-Standard Interest Period, the rate per annum determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term CORRA for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that is shorter than the Non-Standard Interest Period of such Term CORRA Loan and (b) the Adjusted Term CORRA for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that exceeds the Non-Standard Interest Period of such Term CORRA Loan, in each case, at such time; provided that when determining the CORRA Interpolated Rate for a Non-Standard Interest Period which is less than one (1) month, the CORRA Interpolated Rate shall be deemed to be Adjusted Term CORRA for an Interest Period of one (1) month's duration.

2.9           Daily Compounded CORRA. The definition of “Daily Compounded CORRA” in Section 1.1 is deleted in its entirety and replaced with the following:

“Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback period of five (5) Business Days) being established by the Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Benchmark Replacement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

2.10        Guarantors. The definition of “Guarantors” is deleted in its entirety and replaced with the following:

“Guarantors” means each of the Borrower, Stantec Consulting Ltd., Stantec Architecture Ltd., Stantec Consulting Services Inc., Stantec Geomatics Ltd., Stantec Consulting International Ltd., Stantec Technology International Inc., Mustang Acquisition Holdings Inc., Stantec Architecture Inc., Stantec Global Capital Limited, Stantec Oceania Limited, Stantec Asia Limited, Stantec Australia Pty Ltd, Stantec Europe Limited, Stantec UK Limited, Stantec New Zealand (as amalgamation successor to Stantec New Zealand and Stantec Holdings), Stantec Consulting International LLC, and Wood & Grieve Engineers Pty Limited, together with any other Material Subsidiary that accedes to the Credit Party Guarantee.

2.11        Required Lenders. The definition of “Required Lenders” is deleted in its entirety and replaced with the following:

“Required Lenders” means, at any time, Lenders having Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments representing at least 50.1% of the sum of the total Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time; provided that:

(i)	if there are only two Lenders having Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time, “Required Lenders” shall mean both such Lenders; and
(ii)	where a matter relates solely to a particular Credit, “Required Lenders” means Lenders having Exposures and unused and uncancelled Commitments with respect to such Credit representing 50.1% of the sum of all such Exposures and Commitments.

2.12        Revolving Credit. The definition of “Revolving Credit” in Section 1.1 is amended by deleting “Cdn.$800,000,000” and replacing it with “Cdn.$1,200,000,000”. The definition of “Commitment” is amended by deleting the last sentence thereof and replacing it with the following:

On June 11, 2025 the aggregate amount of (a) the Revolving Credit Commitments is Cdn.$1,200,000,000, and (b) the Term Credit Commitments is Cdn.$310,041,000.

2.13        Revolving Credit Maturity Date. The definition of Revolving Credit Maturity Date in Section 1.1 is amended by deleting the reference to “June 27, 2029” and replacing it with “June 11, 2030”.

2.14        SOFR Interpolated Rate. The definition of “SOFR Interpolated Rate” in Section 1.1 is deleted in its entirety and replaced with the following:

“SOFR Interpolated Rate” means, for any SOFR Loan for a Non-Standard Interest Period, the rate per annum determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term SOFR for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that is shorter than the Non-Standard Interest Period of such SOFR Loan and (b) the Adjusted Term SOFR for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that exceeds the Non-Standard Interest Period of such SOFR Loan, in each case, at such time; provided that when determining the SOFR Interpolated Rate for a Non-Standard Interest Period which is less than one (1) month, the SOFR Interpolated Rate shall be deemed to be Adjusted Term SOFR for an Interest Period of one (1) month's duration.

2.15        SPT Metric. The definition of “SPT Metrics” in Section 1.1 is deleted in its entirety and replaced with the following:

“SPT Metric” means Absolute GHG Emissions or, if applicable, an Alternative SPT Metric or Future SPT Metrics.

2.16        Term CORRA. The definition of “Term CORRA” in Section 1.1 is deleted in its entirety and replaced with the following:

“Term CORRA” means, for any calculation with respect to a Term CORRA Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day.

2.17        Term SOFR. The definition of “Term SOFR” in Section 1.1 is deleted in its entirety and replaced with the following:

“Term SOFR” means:

(a)	for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day; and

(b)	for any calculation with respect to a Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate Term SOFR Determination Day.

2.18        Requests for Borrowings. Section 2.3(1) is amended by deleting “To request a Borrowing (other than a Swingline Loan), the Borrower shall notify the Administrative Agent of such request in writing substantially in the form of Exhibit B (each, a “Borrowing Request”)” and replacing it with the following:

To request a Borrowing (other than a Swingline Loan), the Borrower shall notify the Administrative Agent of such request in writing substantially in the form of Exhibit B or by way of an email evidencing approval from two authorized signatories and containing substantially the same information as set out in Exhibit B (each, a “Borrowing Request”)

2.19        Sustainability Adjustment. Section 2.22 is deleted in its entirety and replaced with the following:

2.22       Sustainability Adjustment

(1)       The Applicable Margin will be increased or decreased (if applicable) by the Applicable Sustainability Margin Adjustment as in effect from time to time. For the purposes of the foregoing, commencing with the Sustainability Certificate to be delivered for the Fiscal Year ending December 31, 2021:

(a)	the Applicable Sustainability Margin Adjustment shall be effective on the earlier of the third Business Day following receipt by the Administrative Agent of a Sustainability Certificate delivered in accordance with Section 5.1(1)(k) or, if the Borrower does not deliver a Sustainability Certificate as contemplated by Section 5.1(1)(k), the third Business Day following the last day on which the Sustainability Certificate was required to be delivered (such day, the “Sustainability Pricing Adjustment Date”);
(b)	the Applicable Sustainability Margin Adjustment shall be based upon the SPT Metric set forth in the Sustainability Certificate and the Applicable Sustainability Margin Adjustment calculations therein;
(c)	each change in the Applicable Margin resulting from a Sustainability Certificate shall be effective during the period commencing on, and including, the applicable Sustainability Pricing Adjustment Date and ending on the date immediately preceding the next such Sustainability Pricing Adjustment Date; and
(d)	if an Event of Default has occurred that is continuing, Section (1) shall not apply to effect a reduction of the Applicable Margin.

(2)       If, for any reason (subject to the proviso below) the Borrower fails to deliver a Sustainability Certificate in accordance with Section 5.1(1)(k) for any Fiscal Year, the Applicable Sustainability Margin Adjustment for such Fiscal Year shall be calculated based on Level II for the Absolute GHG Emissions SPT Metric until the delivery of such Sustainability Certificate; provided that, if the Borrower determines in good faith that it is not possible to calculate the SPT Metric for any Fiscal Year for whatever reason, the Co-Sustainability Structuring Agents and the Borrower will negotiate in good faith to agree on the selection of an alternative measure that is customarily applied by Persons carrying out similar businesses to the business of the Borrower (as at the Second Restatement Date) or being subject to similar incentives in lieu of the SPT Metric (the “Alternative SPT Metric”) and, if after 20 Business Days from the day on which the Borrower was originally due to deliver a Sustainability Certificate in accordance with Section 5.1(1)(k):

(a)	the Borrower and the Co-Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of an Alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on such Alternative SPT Metric; or

(b)	the Borrower and the Co-Sustainability Structuring Agents do not agree on the selection of an Alternative SPT Metric or the Required Lenders do not consent to the Alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be nil, and the Borrower shall deliver a Sustainability Certificate containing the Applicable Sustainability Margin Adjustment calculated on the basis of either (a) or (b) above.

(3)       If the Borrower or any of its Subsidiaries completes a Material Acquisition or a Material Disposition, then the Borrower shall provide prompt written notice thereof to the Co-Sustainability Structuring Agents. Thereafter, within the twelve (12) month period following the closing of such Material Acquisition or a Material Disposition, as the case may be (the “SPT Metric Adjustment Period”), the Borrower or the Co-Sustainability Structuring Agents may notify the other party that it wishes to negotiate an adjusted Absolute GHG Emissions SPT Metric (the “Adjusted SPT Metric”). If the Borrower or the Co-Sustainability Structuring Agents so notifies the other party, then, during the SPT Metric Adjustment Period, the Borrower and the Co-Sustainability Structuring Agents shall negotiate in good faith to agree on the selection of an Adjusted SPT Metric which shall reflect such Material Acquisition or a Material Disposition, as the case may be, and the resulting new business circumstances of the Borrower and its Subsidiaries. If within the SPT Metric Adjustment Period:

(a)	the Borrower and the Co-Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of an Adjusted SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on such Adjusted SPT Metric; or
(b)	the Borrower and the Co-Sustainability Structuring Agents do not agree on the selection of any Adjusted SPT Metric or the Required Lenders do not consent to such Adjusted SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on the SPT Metric.

(4)       If (i) the Borrower or the Administrative Agent become aware of any material inaccuracy in the Applicable Sustainability Margin Adjustment or the SPT Metric as reported on any Sustainability Certificate, or (ii) the Borrower and the Administrative Agent agree that the Applicable Sustainability Margin Adjustment or SPT Metric as calculated by the Borrower at the time of delivery of any Sustainability Certificate was inaccurate and, in each case, (x) a proper calculation of the Applicable Sustainability Margin Adjustment or the SPT Metric would have resulted in an increase in the Applicable Margin for the applicable period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent, for the account of the Lenders, promptly on demand by the Administrative Agent, an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period, or (y) a proper calculation of the Applicable Sustainability Margin Adjustment or the SPT Metric would have resulted in a decrease in the Applicable Margin for such period, then, the Borrower shall receive a credit against subsequent interest payable on the Loans or fees payable pursuant to Section 2.5, in an amount equal to the excess amount of interest and fees actually paid for such period over the amount of interest and fees that should have been paid for such period and, commencing on the 10th Business Day following receipt by the Administrative Agent of the applicable corrections to the calculation of the Applicable Sustainability Margin Adjustment or SPT Metric, as the case may be, the Applicable Margin shall be adjusted to reflect the corrected calculations of the Applicable Sustainability Margin Adjustment or SPT Metric, as applicable.

(5)       In connection with any Extension Request delivered pursuant to Section 2.6(3) hereof, the Borrower shall provide notice to the Co-Sustainability Structuring Agents of the proposed “Target” and “Adjustment to the Applicable Margin” for purposes of the Applicable Sustainability Margin Adjustment (the “Additional Margin Adjustment”) to be in effect for the SPT Metric for any additional Fiscal Year not otherwise provided for in the definition of Applicable Sustainability Margin Adjustment. The Borrower and the Co-Sustainability Structuring Agents shall negotiate in good faith to agree on the selection of such Additional Margin Adjustment. If within 30 days following such notification:

(a)	the Borrower and the Co-Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of the Additional Margin Adjustment, then the Applicable Sustainability Margin Adjustment shall be calculated accordingly and the definition of Applicable Sustainability Margin Adjustment shall be deemed amended without any further action by any Person; or
(b)	the Borrower and the Co-Sustainability Structuring Agents do not agree on the selection of the Additional Margin Adjustment or the Required Lenders do not consent to the Additional Margin Adjustment, then no change shall be made to the definition of Applicable Sustainability Margin Adjustment and Sections 2.22 and 5.1(1)(k) hereof shall not apply to the Borrower in respect of any Fiscal Year that is not included in the definition of Applicable Sustainability Margin Adjustment.

(6)       If, at any time, the Science Based Targets initiative validation process results in a change to the annual Absolute GHG Emissions targets which differ from those set out in this Agreement, then, within 30 days following such change, the Borrower shall provide notice to the Co-Sustainability Structuring Agents of such change. The Borrower and the Co-Sustainability Structuring Agents shall then negotiate in good faith to amend this Agreement to reflect such change.

(7)       The Borrower and the Co-Sustainability Structuring Agents agree to engage in good faith discussions to set one or more future sustainability performance targets (the “Future SPT Metrics”) and a corresponding Applicable Sustainability Margin Adjustment (the “Future Applicable Sustainability Margin Adjustment”) with respect to the Fiscal Years ending December 31, 2026 and thereafter. If by June 30, 2026 (or such later date as may be agreed upon by the Borrower and the Co-Sustainability Structuring Agents):

(a)	the Borrower and the Co-Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of the Future SPT Metrics and the Future Applicable Sustainability Margin Adjustment for the next Fiscal Year, then the Applicable Sustainability Margin Adjustment for such next Fiscal Year shall be calculated accordingly and the definitions of SPT Metric and Applicable Sustainability Margin Adjustment shall be deemed amended without any further action by any Person; or
(b)	the Borrower and the Co-Sustainability Structuring Agents do not agree on the selection of the Future SPT Metric or Future Applicable Sustainability Margin Adjustment or the Required Lenders do not consent to the Future SPT Metric or Future Additional Margin Adjustment, then
(i)	Sections 2.22 and 5.1(1)(k) hereof shall not apply to the Borrower in respect of any Fiscal Year that is not included in the definition of Applicable Sustainability Margin Adjustment; and
(ii)	the Borrower and Lenders shall not make any disclosure that portrays the Credit Facilities as “sustainability-linked”, and the Credit Facilities will remain declassified unless and until the Agreement is amended to reintroduce a SPT Metric and Applicable Sustainability Margin Adjustment.

(8) Notwithstanding anything else in this Section 2.22, any amendment to the Applicable Sustainability Margin Adjustment (or any of its requisite components or mechanics) may not provide for an aggregate potential amount of decrease to the Applicable Margin effected thereby in excess of 5 basis points per annum of interest or 1 basis point per annum of standby fees without the consent of all Lenders.

2.20        Amendments. Section 9.2(2)(d) is deleted in its entirety and replaced with the following:

(d)	reduce the principal amount of any Loan or, except as specifically provided in Section 2.22, reduce the rate of interest or any fee applicable to any Loan;

Section 9.2(2) is further amended by adding the following sentence to the end thereof:

For the avoidance of doubt, where an amendment described in Section 9.2(2)(a) through (i) relates solely to a particular Credit, it shall require only the consent of those Lenders having Exposures and unused and uncancelled Commitments with respect to such Credit.

2.21        Lenders and Commitments. Schedule 2.1 is deleted its entirety and replaced with Schedule 2.1 hereto. The Administrative Agent shall make all usual and customary adjustments to ensure that all Revolving Loans are outstanding in accordance with the rateable Revolving Credit Commitments of each Revolving Credit Lender as revised hereby, and each Revolving Credit Lender agrees to take all actions as are necessary to give effect to such adjustments, including, without limitation, advancing amounts to the Administrative Agent for the benefit of the other Revolving Credit Lenders. The Revolving Credit Lenders acknowledge and agree that no such adjustments shall be made to any outstanding CORRA Loans or SOFR Loans until the end of the applicable Interest Period thereof, and no risk incurred or interest earned in connection therewith shall be reallocated before such time.

2.22        Schedule 3.1(14). Schedule 3.1(14) (Subsidiaries) is deleted in its entirety and replaced with Schedule 3.1(14) hereto.

2.23        Schedule 3.1(18). Schedule 3.1(18) (Employee Matters) is deleted in its entirety and replaced with Schedule 3.1(18) hereto.

2.24        Schedule 9.1. Schedule 9.1 (Lender and Issuing Bank Contact Information) is amended by adding the following as a new row to the existing table:

BNP Paribas	2001 Robert Bourassa, Montreal H3A 2A6 Attention: [Redacted – Personal Information]	N/A	[Redacted – Personal Information]

2.25        Sustainability Certificate. Exhibit E is deleted in its entirety and replaced with Exhibit E hereto.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1           Confirmation of Representations. The Borrower represents and warrants that, as at the date of this Amending Agreement and assuming that the amendments made to the Credit Agreement by this Amending Agreement have become effective:

(a)	this Amending Agreement and the Confirmation appended hereto have each been duly authorized, executed and delivered by each of the signatory Credit Parties;
(b)	the Amended Credit Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor’s rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;
(c)	no Default or Event of Default has occurred and is continuing; and
(d)	the representations and warranties contained in Article 3 (other than those that are made with respect to a specific date) are true and correct as if made on the date hereof.

Article 4
CONDITIONS

4.1           Conditions Precedent. The amendments set out in Article 2 shall become effective if and only if there is receipt by the Administrative Agent of:

(a)	a counterpart of this Amending Agreement executed by each party hereto;
(b)	a counterpart of the Confirmation appended to this Amending Agreement, executed by each Guarantor;
(c)	a favourable written opinion of Bennett Jones LLP, as lead Canadian counsel to the Borrower, covering such customary matters relating to the Borrower, this Amending Agreement, the other Loan Documents, and/or the Transactions as the Lenders shall reasonably request, together with copies of all corporate and other factual certificates delivered to such counsel in connection with such opinion upon which counsel has relied;
(d)	a counterpart of the fee letter (the “Fee Letter”) executed by the Borrower and the Administrative Agent;
(e)	payment to the Administrative Agent of the fees set out in the Fee Letter (collectively, the “Upfront Fees”) or arrangements for the payment of such Upfront Fees have been made to the satisfaction of the Administrative Agent; and
(f)	payment (or the making of arrangements for the payment satisfactory to the payee) of all legal fees of the Administrative Agent invoiced to date by its counsel (the “Legal Fees”).

If such conditions precedent are met, then the effective date of the amendments set out in Article 2 will be as of the date of this Amending Agreement.

4.2           Payment. The Borrower irrevocably authorizes and directs the Administrative Agent to debit its main Canadian dollar operating account maintained by the Administrative Agent in the name of the Borrower in an aggregate amount equal to the sum of the Upfront Fees and the Legal Fees in order to effect the payment thereof, and the Borrower agrees to fund such account as necessary to ensure that it contains sufficient funds to make such payments.

Article 5
GENERAL

5.1           Confirmation. Except as specifically stated herein, the Credit Agreement and the other Loan Documents shall continue in full force and effect in accordance with the provisions thereof. In particular but without limitation, the secured liabilities described in the Loan Documents include indebtedness, liabilities and obligations arising under or in relation to the Amended Credit Agreement, and any Liens granted thereunder extend thereto.

All Secured Liabilities under the Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Amending Agreement, and this Amending Agreement shall not evidence or result in a novation of such Secured Liabilities.

5.2           Reservation of Rights. Except as expressly set forth herein, this Amending Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of Lenders or Administrative Agent under the Credit Agreement or any other Loan Document. Nothing herein shall be deemed to entitle any Credit Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.

5.3           Interpretation. All references to “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents. This Amending Agreement shall constitute a “Loan Document” under, and as defined in, the Credit Agreement.

5.4           Binding Nature. This Amending Agreement shall enure to the benefit of and be binding upon the Borrower, the Administrative Agent and the Lenders and their respective successors and permitted assigns.

5.5           Severability. Any provision of this Amending Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Amending Agreement, all without affecting the remaining provisions of this Amending Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.6           Conflicts. If, after the date of this Amending Agreement, any provision of this Amending Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Amending Agreement shall prevail.

5.7           Governing Law. This Amending Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.8           Counterpart and Facsimile. This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Amending Agreement by telecopy, emailed pdf. or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Amending Agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to any document to be signed in connection with this Amending Agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law.

[signatures on the following pages]

S-1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC INC., as Borrower
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent, Sole Lead Arranger and Sole Bookrunner
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-3

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender and Issuing Bank
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-4

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

ROYAL BANK OF CANADA, as Lender and Issuing Bank
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-5

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

NATIONAL BANK OF CANADA, as Lender
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-6

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

THE TORONTO-DOMINION BANK, as Lender
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-7

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender and Issuing Bank
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-8

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-9

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

ATB FINANCIAL (formerly Alberta Treasury Branches), as Lender
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-10

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Lender
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-11

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

THE BANK OF NOVA SCOTIA, as Lender
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-12

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

BNP PARIBAS, as Lender
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

CONFIRMATION

Each undersigned Guarantor acknowledges and irrevocably consents to the terms of the Amending Agreement. Each undersigned Guarantor further represents, warrants, and confirms to the Administrative Agent for the benefit of each Secured Party that:

(a)	the Credit Party Guarantee and the guarantees and indemnities granted thereunder continue in full force and effect in accordance with their terms notwithstanding the Amending Agreement and the amendments to the Credit Agreement effected thereby;
(b)	such guarantees and indemnities extend to the indebtedness, liabilities and obligations of the Borrower under the Amended Credit Agreement and to all other Secured Liabilities (as defined in the Credit Party Guarantee); and
(c)	all references to the “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents.

[signatures on the next following pages]

S-1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC INC.
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC CONSULTING LTD.
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-3

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC ARCHITECTURE LTD.
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-4

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC CONSULTING SERVICES INC.
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-5

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC GEOMATICS LTD.
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-6

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC CONSULTING INTERNATIONAL LTD.
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-7

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC TECHNOLOGY INTERNATIONAL INC.
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-8

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

MUSTANG ACQUISITION HOLDINGS INC.
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-9

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC ARCHITECTURE INC.
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-10

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC GLOBAL CAPITAL LIMITED
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-11

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC OCEANIA LIMITED
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-12

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed and delivered as a deed as of the date set out on the first page.

EXECUTED AND DELIVERED as a DEED on behalf of STANTEC ASIA LIMITED, acting by the following director and officer:

Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-13

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

Executed in accordance with section 127 of the Corporations Act 2001 by STANTEC AUSTRALIA PTY LTD
[Redacted – Personal Information]	[Redacted – Personal Information]
Director Signature	Director/Secretary Signature

[Redacted – Personal Information]	[Redacted – Personal Information]
Print Name	Print Name

S-14

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

Signed by WOOD & GRIEVE ENGINEERS PTY LIMITED in accordance with section 127 of the Corporations Act 2001 (Cth) by
[Redacted – Personal Information]	[Redacted – Personal Information]
Signature of director	Signature of director/secretary

[Redacted – Personal Information]	[Redacted – Personal Information]
Name of director (print)	Name of director/secretary (print)

S-15

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC EUROPE LIMITED
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-16

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

Stantec New Zealand by:
[Redacted – Personal Information]	[Redacted – Personal Information]
Signature of director	Signature of director

[Redacted – Personal Information]	[Redacted – Personal Information]
Name of director (print)	Name of director (print)

S-17

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC UK LIMITED
By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

S-18

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC CONSULTING INTERNATIONAL LLC
By:	("Signed") [Redacted – Personal Information]
Name:	[Redacted – Personal Information]
Title:	[Redacted – Personal Information]

SCHEDULE 2.1

LENDERS AND COMMITMENTS

Lender	Revolving Credit	Term Credit		Total Commitment
		Tranche B	Tranche C
Canadian Imperial Bank of Commerce	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
Royal Bank of Canada	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
National Bank of Canada	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
The Toronto-Dominion Bank	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
Bank of America, N.A., Canada Branch	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
Fédération des caisses Desjardins du Québec	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
ATB Financial	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
Wells Fargo Bank, N.A., Canadian Branch	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
The Bank of Nova Scotia	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
BNP Paribas	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]	[Redacted – Amount]
Total Commitments	$1,200,000,000	$150,000,000	$160,041,000	$1,510,041,000

SCHEDULE 3.1(14)

SUBSIDIARIES

CREDIT PARTIES

[Redacted – Commercially Sensitive Information]

SCHEDULE 3.1(18)

EMPLOYEE MATTERS

[Redacted – Commercially Sensitive Information]

EXHIBIT E

Sustainability CERTIFICATE

[Redacted – Confidential]